Sauer-Danfoss Inc.

Mail Stop 7010

Ms. Tricia Armelin
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010	May 18, 2007

Re:	Sauer-Danfoss Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 12, 2007
File No. 1-14097

Dear Ms. Armelin:

We have reviewed your letter of April 12, 2007 and its comments on the Form 10-K filed by Sauer-Danfoss Inc. (the “Company”) for the fiscal year ended December 31, 2006.  As we committed to do in our initial response letter of April 24, 2007, we are responding in this letter to your second and third comments.  In connection with our responses to your comments, we acknowledge as follows:

•             The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•             Comments from the staff of the SEC (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•             The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have set forth the text of your comments prior to our responses below.

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, IL 60069
USA

Telephone: (847) 876-1700
Telefax: (847) 876-1799

Homepage
www.sauer-danfoss.com

SEC Comments:

Item 9A, Controls and Procedures, Page 35

1.                                       We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specified time periods.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  See Exchange Act Rule 13a-15(e).

Response:

Response submitted on April 24, 2007.

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, Page F-5

2.               With a view towards future disclosure, please provide us with a more specific description of your revenue recognition policy.  We note that most of your products are built to order over an extended timeframe.  Therefore, please provide us with a comprehensive discussion regarding how title and the risks and rewards of ownership transfer to the customer.

Response:

You note that most of our products are built to order over an extended timeframe.  The Form 10-K discussed this point in Part I, Item 1(c) — General Characteristics, which states the following:

Sauer-Danfoss sells both standard and customized products, with most products being built to order. With respect to some of the most technologically demanding vehicles, such as those used  in agriculture, forestry, construction, and road building, Sauer-Danfoss’ engineers work closely with customers from design through manufacture of the final product, a cycle that can take as long as four to six years for a major application.

Although many of our products are designed and developed over a long time frame, the phrase “built to order” is not meant to imply that it takes four to six years to complete a contractual agreement with a customer.  Virtually all of the time in the four to six year time frame represents research and development which is expensed as incurred and is funded by the Company.  The phrase “built to order” is meant to imply that the Company works closely with its customers during the research and development phase to ensure that it is developing products that meet its customers’ next generation application needs.  Once a product is designed and firm orders are received, the actual manufacturing time is of a short duration, generally 30 days or less.  Therefore, as the product is manufactured, the product costs are reported as inventory until the product is sold.  Title passes to the customer upon delivery as specified in the purchase order.  The Company recognizes revenue for the full sales amount when all the criteria of SAB 104 are met, as described in Note 1 to the Company’s financial statements on page F-5 of the Form 10-K.

We believe the description of the Company’s revenue recognition policy in Note 1 to the financial statements is adequate.  We propose to clarify the issue raised in your comment by revising the discussion in the General Characteristics section in Part I, Item 1(c) in future filings to read as follows:

Sauer-Danfoss sells both standard and customized products, with most products being built to order. With respect to some of the most technologically demanding vehicles, such as those used  in agriculture, forestry, construction, and road building, Sauer-Danfoss’ engineers work closely with customers from design through manufacture of the final product.  The research and design phase, which is funded by the Company, can range from a few weeks to as long as four to six years for a major application. Once the design has been accepted and the customer has placed an order, the manufacturing process typically takes only a few days.

Product Warranty, Page F-6

3.               Please provide us, and include in future filings, a rollforward of the changes in your warranty liability for each period presented.

Response:

The following disclosure and table, which is a rollforward of the changes in the warranty liability was included in the Form 10-Q filed on May 4, 2007 for the three months ended March 31, 2007.  Similar disclosure will be included in future Form 10-Q filings. The Form 10-K for the fiscal year ended December 31, 2007 will include a similar table and discussion but for a three year period.

The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded.  In addition, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective product with a specific customer, which are known as field recalls.  Due to the infrequent nature of field recalls the Company can not estimate these costs at the time the products are sold and therefore records an accrual at the time the information becomes available to the Company.  The following table presents the changes in the Company’s accrued warranty liability:

	Three Months Ended March 31,
	2007	2006
Balance, beginning of period	$17,022	$17,047
Payments	(2,749)	(4,071)
Accruals for warranties	3,047	4,119
Currency impact	132	94
Balance, end of period	$17,452	$17,189

Please contact the undersigned at (847) 876-1706 if you have questions about the foregoing responses.

Respectfully submitted,

/s/ Karl J. Schmidt

Karl J. Schmidt
Executive Vice President and
Chief Financial Officer
Sauer-Danfoss Inc.